SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

LEVEL BRANDS, INC.
(Name of Issuer)

Common stock
(Title of Class of Securities)

52730Q100
(CUSIP Number)

April 16, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52730Q100	SCHEDULE 13G	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JUSTICE FAMILY OFFICE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 866,000 shares of common stock (1)
	6.	Shared Voting Power 0 shares of common stock (1)
	7.	Sole Dispositive Power 866,000 shares of common stock (1)
	8.	Shared Dispositive Power 0 shares of common stock (1)
9.	Aggregate Amount Beneficially Owned by each Reporting Person 866,000 shares of common stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 8.5%
12.	Type of Reporting Person (See Instructions) OO

(1)
The number of shares over which the Reporting Person has sole voting and dispositive control excludes 650,400 shares of the Issuer’s common stock pursuant to rights granted to the Reporting Person by the Issuer on December 20, 2018, in connection with the closing of an Agreement and Plan of Merger dated December 3, 2018, by and among the Issuer, its wholly owned subsidiaries and Cure Based Development, LLC, a entity of which the Reporting Person was a member. It is expected that the Reporting Person will be issued such additional shares of the Issuer’s common stock following the approval by the Issuer’s shareholders for the possible issuance of in excess of 19.9% of its presently outstanding common stock in accordance with the rules of the NYSE American, LLC.

CUSIP No. 52730Q100	SCHEDULE 13G	Page 3 of 5

ITEM 1(a).
NAME OF ISSUER

Level Brands, Inc.

ITEM 1(b).
ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

4521 Sharon Road, Suite 450
Charlotte, NC 28211

ITEM 2(a).
NAME OF PERSON FILING.

This Schedule 13G is being filed by Justice Family Office, LLC, a North Carolina limited liability company (the "Reporting Person").

ITEM 2(b).
ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The address of the Reporting Person is 8712 Longview Club Dr, Waxhaw, NC 28173.

ITEM 2(c).
CITIZENSHIP.

North Carolina.

ITEM 2(d).
TITLE OF CLASS OF SECURITIES:

Common stock.

ITEM 2(e).
CUSIP No.

52730Q100

ITEM 3.
IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

CUSIP No. 52730Q100	SCHEDULE 13G	Page 4 of 5

ITEM 4.
OWNERSHIP

(a)
Amount beneficially owned: 866,000 shares of common stock. (1)
(b)
Percentage of class: 8.5%
(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote: 866,00 shares. (1)
(ii)
Shared power to vote or to direct the vote: 0 shares. (1)
(iii)
Sole power to dispose or to direct the disposition of: 866,000 shares. (1)
(iv)
Shared power to dispose or to direct the disposition of: 0 shares. (1)

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.
OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.
NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.
CERTIFICATIONS.

CUSIP No. 52730Q100	SCHEDULE 13G	Page 5 of 5

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

JUSTICE FAMILY OFFICE, LLC

Dated: April 16, 2019	By:	/s/ Sharon Justice
Sharon Justice